DECHERT LLP
1775 I STREET, N.W.
WASHINGTON, DC 20006-2401
TELEPHONE: 202-261-3300
FACSIMILE: 202-261-3333

July 7, 2005

Vincent J. Distefano
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Capstone Church Bond Fund

Dear Mr. Distefano:

In accordance with your telephonic request to us of May 9, 2005, we provide the following representations on behalf of our client, Capstone Church Bond Fund ("Fund"). These representations are made based on our own research and on facts and intentions certified to us by the California Plan of Church Finance, Inc. ("CPCF, Inc."), a major underwriter of the types of securities in which the Fund will invest. Our representations would no longer apply if there were material changes in the facts that are material to these representations, although we have no cause to suspect that any such material changes will occur.

We represent that:

1. CPCF, Inc. is not a principal underwriter of the Fund.

2. The proposed operation of the Fund, as described in its Registration Statement on Form N-2, does not involve transactions that would be prohibited by Section 17 under the Investment Company Act of 1940.

3. The Fund and CAMCO are each independent of CPCF, Inc.

Sincerely,

/s/ David J. Harris

David J. Harris